Filed Pursuant to Rule 424(b)(3)
                                                               File No. 333-1273
PROSPECTUS
----------
                        INTERNEURON PHARMACEUTICALS, INC.
                        3,533,078 shares of Common Stock
                            11,100 Class B Warrants*

                  This Prospectus relates to (i) 3,533,078 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") of Interneuron Pharmaceuticals, Inc. (the "Company"), of which 3,122,899 Shares are outstanding, 11,100 Shares are issuable (and offered) by the Company upon exercise of the Class B Warrants also offered hereby and 399,079 Shares are issuable upon exercise of other warrants, and (ii) 11,100 Class B Warrants. Each Class B Warrant entitled the holder to purchase one share of Common Stock at $4.75 per share, subject to adjustment, on or prior to March 15, 1996. The Shares and the Class B Warrants may be offered and sold by certain stockholders of the Company named herein (the "Selling Securityholders") from time to time in transactions on the Nasdaq National Market or other exchanges or markets on which the Shares or Class B Warrants may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale or through other means. Sales may be effected at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

                  The Selling Securityholders may effect such transactions by selling the Shares or the Class B Warrants to or through broker-dealers (including broker-dealers which may be affiliated with any such Selling Securityholder) and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares or Class B Warrants for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Securityholders" and "Plan of Distribution."

                  None of the proceeds from the sale of the Shares or the Class B Warrants by the Selling Securityholders will be received by the Company although the Company will receive proceeds from any exercise of the Class B Warrants or other warrants. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares and Class B Warrants being offered by the Selling Securityholders. The Company has agreed to indemnify certain of the Selling Securityholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

                  The Common Stock and Class B Warrants trade on the Nasdaq National Market under the symbols IPIC and IPICZ, respectively. On March 14, 1996, the last sale prices of the Shares and Class B Warrants were $313/8 and $26, respectively.

                      ------------------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                      ------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

                  The date of this Prospectus is March 18, 1996

 * The Class B Warrants expired on March 15, 1996; accordingly, all references herein to Shares issuable upon exercise of such warrants by the Selling Securityholders assume such warrants were exercised.


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                              AVAILABLE INFORMATION

                  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. a Registration Statement on Form S-3 under the Act covering the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission can be inspected and copies at the public reference facilities maintained by the Commission at the following addresses: New York Regional Office, Seven World Trade Center, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed with the Commission (File No. 0-18728) pursuant to the Exchange Act are incorporated herein by reference:

              1. The Company's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 1995, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

              2. The Company's definitive proxy statement dated January 26, 1996, except the Compensation Committee Report on executive compensation and the performance graph included in the proxy statement, filed pursuant to Section 14 of the Exchange Act;.

              3. The Company's Reports on Form 8-K dated January 18, 1996 and February 7, 1996 and Form 8-K/A dated February 20, 1996;

              4. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995;

              5. The Company's Registration Statement on Form 8-A declared effective on March 8, 1990, as amended, registering the Common Stock under the Exchange Act; and

              6. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in the Proxy Statement filed pursuant to Section 14 of the Exchange Act.

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                  Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 99 Hayden Avenue, Lexington, Massachusetts 02173, Attention: Chief Financial Officer, telephone (617) 861-8444.



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                               PROSPECTUS SUMMARY

                                   The Company

                   Interneuron Pharmaceuticals, Inc. ("Interneuron") is a diversified biopharmaceutical company engaged in the development and commercialization of a portfolio of products primarily for the treatment or management of central nervous system disorders. Interneuron is also developing diverse technologies and products through four subsidiaries, Intercardia, Inc. ("Intercardia") Progenitor, Inc. ("Progenitor"), Transcell Technologies, Inc. ("Transcell"), and InterNutria, Inc. ("InterNutria"). The technology or product areas of the subsidiaries include: cardiovascular and pulmonary disease through Intercardia; gene therapy, growth factors and stem cell production through Progenitor; combinatorial chemistry, drug discovery and drug transport through Transcell; and dietary supplements and related products through InterNutria.

                  Interneuron's strategy emphasizes the development of pharmaceutical products with significant clinical data or international market experience and which may provide treatments for disorders or diseases which are not adequately addressed by available therapies. Interneuron focuses on developing products that mimic or affect neurotransmitters, which are chemicals carrying messages between nerve cells of the brain and within the peripheral nervous system and which are believed to influence behavior and neurological disturbances. A drug or other treatment that either increases or decreases the amount of a neurotransmitter released into or taken up by a synapse, or mimics the neurotransmitter, will thereby usually affect certain behaviors which depend on the nerve cells that release the neurotransmitter. Many neurological and psychiatric disorders are believed to be related to the level or functioning of neurotransmitters. The Company believes that treatments for many of these disorders are unavailable, ineffective or inadequate. Accordingly, the Company has developed and is developing products tailored to treat many such disorders, including with the aim of developing treatments which are more effective or which have an improved side effect profile compared to available treatments.

                  In addition, Interneuron is pursuing a strategy of diversification within the healthcare field by acquisition, in-licensing and establishing and providing initial funding to its Subsidiaries to conduct research and development in specialized areas. The Company's goal is for its subsidiaries to establish independent operations and financing through corporate alliances, equity or third party financings, mergers or other business combinations, with Interneuron generally retaining an ongoing equity interest. The nature of any such transaction is expected to vary depending on the business and capital needs of each Subsidiary and the stage of development of their respective technologies or products.

                  The Company's lead pharmaceutical product is dexfenfluramine, a prescription drug intended for use in the treatment of obesity. In November 1995, an advisory committee of the Food and Drug Administration ("FDA") voted 6-to-5 to recommend the approval of dexfenfluramine as a prescription treatment for obesity. The advisory committee also

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recommended that Phase IV, or post marketing, studies be conducted and that certain labeling guidelines be implemented. The Company obtained exclusive U.S. rights to dexfenfluramine for this use from Les Laboratoires Servier, a French pharmaceutical company ("Servier"). If FDA approval is obtained, the drug is expected to be marketed under the tradename Redux(TM) by American Home Products Corp. (formerly American Cyanamid Company) ("AHP"), which licensed from the Company exclusive rights to market dexfenfluramine in the U.S. in exchange for royalties on product sales and a series of milestone-related cash payments and equity investments. The Company retained certain co-promotion rights. The Company also has a contract manufacturing agreement with Boehringer Ingelheim Pharmaceuticals, Inc. ("Boehringer") relating to the manufacture of dexfenfluramine capsules. Dexfenfluramine is currently marketed by Servier in over 40 countries outside the U.S.

                  Interneuron may continue to establish collaborations with leading pharmaceutical companies to develop and commercialize certain products, while directly marketing other products, depending upon, among other factors, the extent and cost of clinical development required and the nature of the target market.

                  Other principal products or products under development by the Company include:

                  CITICOLINE - a product under development for the treatment of memory and motor impairment associated with ischemic stroke. This product is currently marketed by third parties in several countries outside the U.S. and the Company has rights for certain applications in the U.S. and Canada. A Phase II/III clinical trial for this product with patients suffering from ischemic stroke was recently completed, and another clinical trial has commenced. See "Recent Developments."

                  BUCINDOLOL - a drug under development by Intercardia and currently in a Phase III clinical trial (the "BEST Study") for treatment of congestive heart failure. The BEST Study is being conducted by a division of the National Institutes of Health ("NIH") and by the Department of Veterans Affairs ("VA"). Intercardia licensed exclusive worldwide rights to bucindolol and entered into an agreement with Astra Merck Inc. ("Astra Merck") for the development, commercialization and marketing of a twice-daily formulation of bucindolol for congestive heart failure in the U.S.

                  LOW-DOSE MELATONIN - The Company is developing a low-dose form of melatonin, a naturally occurring hormone regulating the body's circadian rhythm, expected to be marketed under the name Melzone(TM). This product may be useful as a sleeping aid. The Company expects to conduct a regional test launch of Melzone in 1996.

                  PMS ESCAPE(TM) - a dietary supplement for women during their pre-menstrual period which InterNutria is test launching on a regional basis in 1996.


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                  PAGOCLONE - a drug under development as an anti-anxiety drug.
A Phase I trial in the United Kingdom has been completed and the Company expects to begin a Phase II trial in the United Kingdom in 1996.

                  The Company was originally incorporated in New York in October 1988 and in March 1990 was reincorporated in Delaware. The Company's executive offices are located at One Ledgemont Center, 99 Hayden Avenue, Suite 340, Lexington, Massachusetts 02173, and its telephone number is (617) 861-8444. Unless the context indicates otherwise, all references to the Company include Interneuron and its subsidiaries, Intercardia, Progenitor, Transcell, and InterNutria (the "Subsidiaries").

                               Recent Developments

                  In February 1996, the Company announced preliminary results of a recently completed clinical trial with citicoline. The preliminary results indicated a statistically significant improvement in the recovery of patients who suffered an ischemic stroke and were treated with citicoline compared to patients who received placebo. Once the results are finalized, the Company intends to review the findings with the FDA and to define with them the nature and extent of any additional studies that may be required.

                  Effective March 15, 1996, Elizabeth Tallett resigned as President and Chief Executive Officer of Transcell. The Company and Ms. Tallett agreed to various severance, acceleration of stock and option vesting and related provisions. Glenn L. Cooper, M.D., the Company's President and Chief Executive Officer, will temporarily also act as President and Chief Executive Officer of Transcell.

                  On March 15, 1996, the Company's Class B Warrants expired. Subsequent to December 31, 1995 and through March 15, 1996, an aggregate of 2,237,228 shares of Common Stock were issued upon exercise of such warrants (including a net issue exercise of 165,000 Class B Warrants resulting in the issuance of 138,432 shares of Common Stock) and the Company received related proceeds of approximately $9,969,000. All references herein to Shares issuable upon exercise of Class B Warrants held by Selling Securityholders assume the exercise of such warrants.

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                                  RISK FACTORS

                  An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. Each prospective investor should carefully consider the following risk factors, as well as others described elsewhere or incorporated by reference in this Prospectus, associated with this offering, before making an investment.

                  HISTORY OF LOSSES; ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES; POTENTIAL FLUCTUATIONS IN REVENUES. The Company is engaged primarily in research and development activities and its only revenues from operations have been license fees or expense reimbursements. At December 31, 1995, the Company had accumulated net losses of approximately $82 million and significant losses and decreases in working capital are continuing. The Company will be required to conduct significant development and pre-clinical or clinical testing activities and establish regulatory, marketing, sales and administrative capabilities for many of its proposed products, which are expected to result in operating losses for the foreseeable future. The extent of future losses and time required to achieve profitability are highly uncertain. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. The Company has experienced, and may continue to experience, fluctuations in revenues as a result of the timing of license fees or milestone payments.

                  RISK RELATING TO COMMERCIALIZATION OF DEXFENFLURAMINE. The Company's future success may depend in large part on whether dexfenfluramine ultimately receives FDA approval and is marketed successfully. Various factors will affect the Company's ability to commercialize dexfenfluramine, including the following:

                           REGULATORY REQUIREMENTS. FDA approval is required
                  before marketing of dexfenfluramine can commence in the United States. In November 1995, an advisory committee of the FDA voted 6-to-5 to recommend approval of dexfenfluramine as a prescription treatment for obesity. However, there can be no assurance that dexfenfluramine will receive FDA approval or as to the timing of such approval, if obtained. The advisory committee also recommended that if the drug is approved, Phase IV, or post marketing, studies be conducted and certain labeling guidelines be implemented. The precise nature of these studies and labeling guidelines has not yet been determined. However, Interneuron expects that the studies may be designed to address two principal safety issues, i.e., whether dexfenfluramine is associated with certain neurochemical changes in the brain or with the development of primary pulmonary hypertension, a rare but serious lung disease. These safety issues and other factors may also affect the labeling for the drug, which may limit the market for and the claims that may be made in marketing the drug.

                           DEPENDENCE ON AHP FOR MARKETING. The ability to
                  commercialize Redux, assuming FDA approval is obtained, will depend to a significant extent on the


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                  marketing and sales efforts of AHP, over which the Company has minimal control. The Company's agreements with Servier require launch of the product within six months after an approval letter from the FDA is obtained. There can be no assurance that AHP will devote resources to dexfenfluramine sufficient to achieve successful market penetration and acceptance, that the Company will generate significant revenues from royalties, or that such royalties will be sufficient to offset the Company's significant investment in research and development and other costs associated with dexfenfluramine. AHP has the right to terminate the Sublicense Agreements at any time prior to commercial introduction of dexfenfluramine or at any time after commercial introduction on 12 months notice. Any such cancellation would materially adversely affect the Company's ability to commercialize dexfenfluramine.

                           EFFECT OF CONTROLLED SUBSTANCES ACT AND SIMILAR STATE
                  REGULATIONS. Fenfluramine and its isomers, including dexfenfluramine, are currently designated as Schedule IV substances under the Controlled Substances Act. This act imposes various registration and record keeping requirements and restricts the number of prescription refills. In September 1995, an advisory committee of the FDA recommended the removal of fenfluramine and its isomers from these controls. However, there can be no assurance as to whether descheduling will occur or as to the timing of such descheduling. Further, state descheduling actions are required by many states even after federal descheduling. Assuming FDA approval to market dexfenfluramine is obtained, the continued status of dexfenfluramine as a controlled substance would adversely affect the marketability of the drug and would result in reduced and/or delayed milestone payments, equity investments and royalties to the Company under its agreements with AHP (the "Sublicense Agreements").

                           DEPENDENCE ON SUPPLIERS. The Company is required to
                  purchase for five years from commercial introduction all requirements of dexfenfluramine bulk chemical from an affiliate of Servier at a fixed price, subject to annual adjustments based on Servier's cost. The Company is also required to purchase until December 1998 all requirements of dexfenfluramine capsules from Boehringer. The Company is responsible for supplying AHP with its requirements for dexfenfluramine in bulk chemical or finished product form, as required by AHP. Accordingly, the Company will be materially dependent on the ability of each of Servier and Boehringer to have manufactured and delivered, on a timely basis, sufficient quantities of bulk chemical and capsules, respectively. In the event the Company is unable to deliver to AHP sufficient quantities of dexfenfluramine capsules, the Company's business and results of operations would be materially adversely affected.

                           COMPETITION. Redux may be subject to substantial
                  competition from established pharmaceutical companies. The Company is aware of drugs under


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                  development for the treatment of obesity including
                  sibutramine, for which BASF AG has filed an NDA to treat obesity, a drug under development by Roche Holdings Ltd. that is in clinical trials, and a drug for which Neurogen Corporation has filed an IND. In addition, dexfenfluramine is an isomer of fenfluramine, which is sold under the brand name Pondimin by AHP and which is available in the United States for approximately the same use as dexfenfluramine. Although dexfenfluramine is distinguishable from fenfluramine, there can be no assurance that dexfenfluramine, which is expected to be higher priced then fenfluramine, will ultimately achieve greater market acceptance than fenfluramine or any other prescription drug used to treat obesity. In addition, other drugs and technologies relating to the treatment of obesity are in earlier stages of development.

                           PATENT EXPIRATION. The composition of matter patent
                  on dexfenfluramine in the United States has expired and competitors, including generic drug manufacturers, may market dexfenfluramine claiming uses other than obesity related to abnormal carbohydrate craving, assuming FDA approval can be obtained. The use patent on dexfenfluramine for the treatment of abnormal carbohydrate craving, which has been licensed to the Company, expires in 2000. There can be no assurance that this patent will afford any competitive advantage or will not be challenged or circumvented by third parties. The Company's minimum royalty obligations to Servier for the license of the know-how and trademark extend beyond the patent expiration date. This royalty payment obligation may adversely affect the Company's ability to compete against any then available generic drugs that are offered at lower prices.

                           TERMINATION OF AGREEMENTS. The Company's agreements
                  with Servier (the "Servier Agreements") may be terminated by Servier under certain conditions, including an acquisition by a new party (other than existing stockholders or their affiliates as of the date of the Servier Agreements) of a 20% beneficial ownership interest in the Company without Servier's consent. The Servier Agreements also require Servier's consent to a Company sublicense, which consent was obtained in connection with the Sublicense Agreements. However, Servier has the right to withdraw its consent to the Sublicense Agreements in the event of a change in control of AHP or unless certain minimum net sales are achieved or payments are made as if such minimum sales were achieved. In the event of a breach of the Servier Agreements by the Company which is not caused by AHP, or of other specified events which result in the termination of the Servier Agreements, AHP may succeed to the Company's position under the Servier Agreements. AHP has the right to terminate its sublicense at any time prior to its first commercial sale of dexfenfluramine or, upon 12 months notice, after such first commercial sale. The termination of either agreement would likely have a material adverse effect on the Company.


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                  NEED FOR SIGNIFICANT ADDITIONAL FUNDS AND COLLABORATIVE
ARRANGEMENTS. The Company has expended and will continue to expend substantial funds to conduct research and development activities and pre-clinical and clinical testing on products under development. In addition, the Company does not have the resources or capability to manufacture or market by itself, on a commercial scale, its proposed products. Accordingly, the Company will require significant additional funds, either through additional equity or debt financings or collaborative agreements with corporate sponsors or from other sources to complete development or commence commercial scale manufacturing and marketing of its proposed products. In addition, additional funds will be required to finance the research and development projects of certain of the Company's subsidiaries. The Company may ultimately establish its own manufacturing or marketing capabilities for certain of its products, in which case it will require substantial additional funds and personnel. In particular, the Company will seek to co-promote Redux and currently intends to market directly citicoline, Melzone(TM) and PMS Escape(TM), assuming applicable regulatory approvals are obtained and test launches are successful. The Company will therefore be required to establish and maintain appropriate internal sales forces. The Company currently does not have any commitments for additional financing and there can be no assurance that such financing will be available on acceptable terms, if at all. If adequate funds are not available on acceptable terms, the Company may be required to delay, scale back or eliminate one or more of its product development programs.

                  EARLY STAGE OF PRODUCT DEVELOPMENT. The Company is engaged in investigating a variety of technologies, pharmaceutical compounds and other products or processes for therapeutic potential. There has been only limited research in many areas of the Company's focus and results obtained in research and testing conducted to date are not conclusive as to whether certain products being investigated by the Company will be safe and effective for their proposed use. Certain of the Company's proposed products are in the early developmental stage, require significant further research and development, as well as testing and regulatory clearances, and are subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that any or all of these proposed products are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances; that the proposed products or procedures are uneconomical to market or do not achieve broad market acceptance; that third parties hold proprietary rights that preclude the Company from marketing them; or that third parties market a superior or equivalent product. The Company is unable to predict whether any of its products will be successfully manufactured or marketed . Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frames for commercialization of any products or procedures are long and uncertain.

                  UNCERTAINTIES RELATED TO CLINICAL TRIALS. Before obtaining regulatory approval for the commercial sale of any of its pharmaceutical products under development, the Company must demonstrate that the product is safe and efficacious for use in each target indication. The results of preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that clinical trials of the Company's products will demonstrate the safety and efficacy of its products or will result in marketable

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products. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If the Company were unable to demonstrate the safety and efficacy of certain of its products, the Company may be adversely affected. The Company also expects to conduct clinical evaluation on certain dietary supplement products under development by InterNutria, which are subject to similar risks.

                  RISKS RELATING TO TEST LAUNCHES OF PRODUCTS. The Company is conducting and intends to conduct regional test launches of certain non-pharmaceutical products during 1996, including PMS Escape, a dietary supplement for women with pre-menstrual syndrome which is continuing to be clinically evaluated, and Melzone, a low-dose formulation of melatonin. Based on the results of these test launches, the Company may determine not to market the product, to conduct additional testing of the product or to market the product on a broader scale. There can be no assurance either of these test launches will be successful, or if successful, be predictive of the commercial viability of either product if marketed more broadly.

                  UNCERTAINTY OF GOVERNMENT REGULATION. The Company's research, development and pre-clinical and clinical trials and the manufacturing and marketing of most of its products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and other countries. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required pre-clinical and clinical testing, is lengthy, expensive and uncertain. There can be no assurance that, even after such time and expenditures, the Company will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Even if regulatory clearance is obtained, post-market evaluation of the products, if required, could result in restrictions on a product's marketing or withdrawal of the product from the market as well as possible civil or criminal sanctions. Certain products are proposed to be marketed by the Company as dietary supplements, such as Melzone and PMS Escape. There can be no assurance, however, that the FDA will not attempt to regulate the products as drugs, which would require the filing of NDAs and review and approval by the FDA prior to marketing, or otherwise restrict the marketing of these products. In addition, classification of these products as dietary supplements limits the types of claims that can be made in marketing.

                  In addition to the regulatory framework for product approvals, the Company and its collaborative partners may be subject to regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation. The impact of such regulation upon the Company cannot be predicted and could be material and adverse.

                  DEPENDENCE ON OTHERS FOR CLINICAL DEVELOPMENT, REGULATORY APPROVALS, MANUFACTURING AND MARKETING. The Company expects to rely upon collaborative partners for the development, manufacturing and marketing of certain of its products. The Company is therefore dependent on the efforts of these collaborative partners and the Company may have limited


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control over the manufacture and commercialization of such products. For example, with respect to bucindolol, the Company does not control the BEST Study, which is being conducted by the NIH and the VA, and will be substantially dependent upon Astra Merck for the commercial success of the twice-daily formulation of bucindolol. In the event certain of the Company's collaborative partners terminate the related agreements or fail to manufacture or commercialize products, the Company would be materially adversely affected. Because the Company will generally retain a royalty interest in sales of products licensed to third parties, its revenues may be less than if it retained commercialization rights and marketed products directly. Although the Company believes that its collaborative partners will have an economic motivation to commercialize the products which they may license, the amount and timing of resources devoted to these activities generally will be controlled by each partner. There can be no assurance that the Company will be successful in establishing any additional collaborative arrangements, or that any such collaborative partners will be successful in commercializing products or not terminate their collaborative agreements with the Company.

                  RISKS RELATING TO MANAGING GROWTH. Assuming proposed product launches occur, the Company anticipates experiencing a period of rapid growth, which is likely to place significant demands on the Company's management, operational, financial and accounting resources. The Company's intention to market certain products directly will further strain these resources. The Company's future success will depend in part on whether it can expand its operational, financial and accounting systems and expand, train and manage its employee base. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

                  COMPETITION. Competition from other pharmaceutical companies, biotechnology companies, dietary supplement companies and other research and academic institutions is intense and expected to increase. The Company is aware of products and technologies under development by its competitors that address diseases being targeted by the Company. For example, if regulatory approval is obtained, bucindolol is expected to compete with carvedilol, which is expected to be marketed in the U.S. by Smithkline Beecham, for the treatment of congestive heart failure, and the patient enrollment rate of the BEST Study will be adversely affected if carvedilol is approved by the FDA as a treatment for congestive heart failure. In addition, Melzone will compete with a substantial number of available melatonin products. The Company is aware of a number of products in clinical development pursuing an indication for stroke which could compete with citicoline. Many companies in this industry have substantially greater financial resources and development capabilities than the Company and have substantially greater experience in undertaking pre-clinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing products. In addition to competing with universities and other research institutions in the development of products, technologies and processes, the Company may compete with other companies in acquiring rights to products or technologies from universities. Competitors of the Company have developed or are in the process of developing products or technologies that are, or in the future may be, the basis for competitive products. There can be no assurance that the Company will develop products that are more effective or achieve greater market acceptance than competitive products,


A:\0043541.03
or that the Company's competitors will not succeed in developing products and technologies that are more effective than those being developed by the Company or that would render the Company's products and technologies less competitive or obsolete.

                  UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS. The Company's success will depend to a significant extent on its ability, or the ability of its licensors, to obtain patent protection on technologies and products and preserve trade secrets and to operate without infringing the proprietary rights of others. The Company and its subsidiaries have rights to a number of patents and patent applications. Certain of these patents and patent applications include biotechnology claims, the patentability of which generally is highly uncertain and involves complex legal and factual questions. There can be no assurance that any pending patent applications will result in the issuance of a patent or that any patents issued will afford any competitive advantages or will not be challenged or circumvented by third parties. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent. For example, the U.S. composition of matter patent on bucindolol expires in November 1997, before anticipated completion of clinical trials of the product. In addition, the Company's licensed United States patent covering the administration of citicoline to treat patients afflicted with conditions associated with the inadequate release of brain acetylcholine expires in 2003. As described in the licensed patent, such conditions may include the neurological syndromes associated with brain traumas and stroke, but the claims of the licensed patent do not specifically include the use of citicoline for the indications for which the IND has been filed.

                  The Company may conduct research on pharmaceutical or chemical compounds or technologies, the patents or other rights to which may be held by third parties. If products based on such technologies are commercialized, they may infringe such patents or other rights, licenses to which may not be available to the Company. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on the Company's business. There can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or, if patents are issued, design around the patented aspects of any technology developed by the Company. Furthermore, litigation may be necessary to enforce any patents issued to the Company or to determine the scope and validity of the proprietary rights of others.

                  To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to the Company's proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company. The Company's Scientific Advisors and certain other consultants are employed by or have consulting agreements with third parties and any inventions discovered by such individuals generally will not become property of the Company. There can be no assurance that Company confidentiality agreements will not be breached or that the


A:\0043541.03

Company's trade secrets will not otherwise become known or be independently discovered by competitors.

                  UNCERTAINTY REGARDING WAXMAN-HATCH ACT. The Drug Price Competition and Patent Term Restoration Act of 1984 (the "Waxman-Hatch Act") provides that a patent which claims a product, use or method of manufacture covering certain drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. Although the Company expects to apply for such protection for the use patent covering dexfenfluramine, there can be no assurance that it will receive an extension. The Waxman-Hatch Act also establishes a period of time from the date of FDA approval of certain new drug applications during which the FDA may not accept or approve short-term applications for generic versions of the drug from other sponsors, although it may accept or approve long-form applications (that is, other complete NDAs) for such drug. There can be no assurance that any of the benefits of the Waxman-Hatch Act or similar foreign laws will be available to the Company or that such laws will not be amended or repealed.

                  DEPENDENCE UPON KEY PERSONNEL AND CONSULTANTS. The Company is dependent on certain executive officers and scientific personnel, including Glenn L. Cooper, M.D., the Company's President and Chief Executive Officer, Richard Wurtman, M.D., a principal stockholder, director and Chairman of the Scientific Advisors and Lindsay Rosenwald, M.D., the Chairman of the Board of the Company. The Company has key person life insurance policies on the lives of Drs. Wurtman, Rosenwald and Cooper. Drs. Wurtman and Rosenwald devote only a portion of their time to the Company's business. In addition, the Company is dependent upon certain executive officers or scientific personnel of the Subsidiaries, each of which has separate management who are responsible, to a large extent, for the day-to-day operations of the respective Subsidiary. In addition, the Company relies on independent consultants to design and supervise clinical trials and prepare FDA submissions.

                  Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of any of such persons, or an inability to attract, retain and motivate additional highly skilled employees, could adversely affect the Company's business and prospects. There can be no assurance that the Company will be able to retain its existing personnel or to attract additional qualified employees.

                  RISK OF PRODUCT LIABILITY. The use of the Company's products in clinical trials and the marketing of any products may expose the Company to substantial product liability claims. Certain of the Company's agreements require the Company to obtain specified levels of insurance coverage, naming the other party thereto as an additional insured. There can be no assurance that the Company will be able to obtain such insurance coverage with respect to dexfenfluramine or any other products, or if obtained, that such insurance can be acquired in sufficient amounts to protect the Company or other named parties against such liability or at a reasonable cost. The Company is required to indemnify Servier, Boehringer and AHP against any claims, damages or liabilities incurred by any of them in connection with the marketing of dexfenfluramine under certain circumstances. The Company may also be required to indemnify


A:\0043541.03
other licensors against product liability claims incurred by them as a result of products developed by the Company under licenses from such entities. In the event of an uninsured or inadequately insured product liability claim, or in the event an indemnification claim was made against the Company, the Company's business and financial condition could be materially adversely affected.

                  UNCERTAINTY REGARDING PHARMACEUTICAL PRICING AND REIMBURSEMENT. The Company's business and financial condition will be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. There have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement government control over the pricing or profitability of prescription pharmaceuticals, as is currently the case in many foreign markets. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the announcement or adoption of such proposals could have an adverse effect on the Company. Furthermore, the Company's ability to commercialize its potential products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of companies that are prospective collaborative partners of the Company. Successful commercialization of many of the Company's products may depend on the availability of reimbursement for the cost of such products and related treatment from third-party health care payors, such as the government, private insurance plans and managed care organizations. There can be no assurance that such reimbursement will be available. Such third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of certain newly approved health care products, and there can be no assurance that adequate third-party coverage will be available with respect to any of the Company's products.

                  CONTROL BY PRESENT STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS. The officers, directors and principal stockholders of the Company (including individuals or entities related to such stockholders) beneficially own approximately 50% of the Company's outstanding Common Stock. Accordingly, these officers, directors and stockholders may have the ability to exert significant influence over the election of the Company's Board of Directors and to determine corporate actions requiring shareholder approval.

                  The Board of Directors has the authority, without further approval of the Company's stockholders, to fix the rights and preferences of and to issue shares of preferred stock. Further, the Servier Agreements may be terminated in the event of any acquisition by a new party (other than existing stockholders or their affiliates as of the date of the Servier Agreements) of a 20% beneficial interest in the Company. In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and, accordingly, could adversely affect the price of the Company's Common Stock.

                  NO DIVIDENDS. The Company has not paid any cash dividends on its Common Stock since inception and does not expect to do so in the foreseeable future. Any dividends will


A:\0043541.03
be subject to the preferential cumulative dividend of $.1253 per share and $1.00 per share payable on the outstanding Series B Preferred Stock and Series C Preferred Stock, respectively, and dividends payable on any other preferred stock issued by the Company.

                  POSSIBLE VOLATILITY OF STOCK PRICE. The market prices for securities of emerging growth companies have historically been highly volatile. Future announcements concerning the Company or its Subsidiaries, including Intercardia, which is publicly-traded, or the Company's competitors, including the results of testing and clinical trials, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to the safety or commercial value of the Company's products, may have a significant impact on the market price of the Company's Common Stock or Class B Warrants.


                                 USE OF PROCEEDS

                  The Company will not receive any proceeds from the sale of the Shares or the Class B Warrants by the Selling Securityholders. In the event that all of the Class B Warrants and other warrants exercisable for Shares offered hereby are exercised, the Company would receive additional proceeds of approximately $2,781,000. Holders of warrants are not obligated to exercise their warrants and there can be no assurance that warrantholders will choose to exercise all or any of the warrants.

                  The Company will use proceeds received upon exercise of warrants, if any, for working capital. The Company may also use proceeds to acquire rights to new products and technologies.



A:\0043541.03

                             SELLING SECURITYHOLDERS

         The following table sets forth the names of each Selling Securityholder and for each, the number of Shares and/or Class B Warrants beneficially owned at the commencement of the offering, and the number of Shares and/or Class B Warrants offered for sale, based on information provided to the Company by such Selling Securityholders. The Shares and Class B Warrants are being registered to permit public secondary trading of the Shares and/or Class B Warrants, and the Selling Securityholders may offer the Shares and Class B Warrants for resale from time to time. See "Plan of Distribution."

         The Company has filed with the Commission under the Act a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares and/or Class B Warrants. The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Shares and Class B Warrants being offered by the Selling Securityholders. See "Plan of Distribution."

         Certain of the Selling Securityholders hold warrants (other than the Class B Warrants) issued by the Company which, upon exercise, allow such Selling Securityholder to purchase shares of Common Stock. Such Selling Securityholders are expected to exercise their warrants and pay for their shares of Common Stock immediately prior to offering such Shares pursuant to this Prospectus.

         None of the Selling Securityholders are officers or directors of the Company except that Alexander M. Haig, Jr. is a director of the Company. Each of the Selling Securityholders listed below with a reference to footnote (9) is employed by either Paramount Capital, Inc. ("Paramount"), an investment banking firm which acted as placement agent for private placements of securities by Company subsidiaries in fiscal 1995 or D.H. Blair & Co., Inc. ("Blair"), which was a selected dealer in these private placements. Lindsay Rosenwald, M.D., the Company's Chairman of the Board and a principal stockholder of the Company, is the Chairman and sole stockholder of Paramount. Certain stockholders of Blair (and individuals related to such stockholders) are principal stockholders of the Company.

         During fiscal 1995 Paramount and Blair received cash commissions aggregating $657,433 and $112,586 respectively, from these private placements. In addition, designees of Paramount received warrants to purchase an aggregate of (i) 22,201 shares of preferred stock of Progenitor, (ii) 22,201 shares of preferred stock of Transcell, (iii) 46,767 shares of preferred stock of Intercardia and (iv) 13,875 Shares (and a designee of Paramount, Peter Kash, received warrants to purchase an additional 25,000 Shares). Of these warrants, 12,274, 12,274, 30,092 and 7,671, respectively, were received by Dr. Rosenwald. Designees of Blair received warrants to purchase an aggregate of (i) 12,700 shares of preferred stock of Progenitor, (ii) 12,700 shares of preferred stock of Transcell, (iii) 4,266 shares of preferred stock of Intercardia and (iv) 7,938 Shares. Certain of the Shares listed under "Placement Agent and other Warrant Shares" are issuable upon exercise of the warrants to purchase Shares issued in one of these private placements, as noted. Blair was the underwriter of the Company's initial public offering in


A:\0043541.03

March 1990 and all of the individuals listed under "Unit Purchase Option Securities" received the securities listed under "Amount Being Offered" in connection with such initial public offering.

         During fiscal 1995, the Company entered into a consulting agreement with Paramount pursuant to which it paid a fee to Paramount of $5,000 a month until February 1995, for an aggregate of $15,000, and granted to Timothy McInerny, a designee and officer of Paramount, warrants to purchase 25,000 Shares. The Shares issuable upon exercise of these warrants are being offered hereby.

         During fiscal 1995, in connection with a private placement of the Company's securities to Reliance Insurance Company for which Paramount acted as placement agent, the Company paid Paramount cash compensation of $300,000 and granted to Peter Kash, a designee and officer of Paramount warrants to purchase an additional 50,000 Shares. All of the Shares issuable upon exercise of warrants held by Mr. Kash are being offered hereby.

         Elan Corporation, plc, an affiliate of Elan International Services Ltd., is a licensee of the Company and, during the fiscal years ended September 30, 1993 and 1995, paid the Company $5.4 million and $31,366, respectively, in license fees and royalties.

         Certain of the stockholders listed under "Former CPEC Stockholders" are also stockholders of Myocor, Inc. which, pursuant to consulting and research agreements with subsidiaries of the Company, received fees of $10,417 and $157,600 in fiscal 1994 and 1995, respectively, and is entitled to fees of approximately $141,000 and $75,000 in fiscal 1996 and 1997, respectively. In addition, one of such stockholders, Robert Ginsburg, through an affiliate, has a consulting agreement with Intercardia.

         In connection with several private placements of Company securities in fiscal 1995, Capello Capital Corp. received placement agent fees aggregating approximately $507,000 and designees of Capello Capital Corp. (Linda S. Capello, Gerard K. Capello and Lawrence K. Fleischman, each of whom are Selling Securityholders) received warrants to purchase an aggregate of 16,000 Shares, all of which Shares are being offered hereby.

         M&G Equities, a Selling Securityholder, is owned by two executive officers and controlling stockholders of American Stock Transfer & Trust Company, the transfer agent and warrant agent for the Company's Common Stock and Class B Warrants.

         Except as noted below, each Selling Securityholder beneficially owns less than one percent of the outstanding Common Stock.



A:\0043541.03

                                                             AMOUNT
                                                        BENEFICIALLY OWNED                    AMOUNT
SELLING SECURITYHOLDERS                                  PRIOR TO OFFERING                 BEING OFFERED
-----------------------                              ------------------------           --------------------
                                                                      CLASS B                        CLASS B
IPI PRIVATE PLACEMENTS                                  SHARES        WARRANTS          SHARES      WARRANTS
----------------------                                  ------        --------          ------      --------

     BT Holdings (New York), Inc.                       312,500(1)                     312,500(1)
     DFA Group Trust Small Company Subtrust(2)          257,368                        257,368
     DFA Group Trust-6-10 Subtrust(2)                   223,806                        218,406
     DFA Group Trust-6-7-8 Subtrust(2)                   57,898                         49,898
     U.S. 9-10 Small Company Portfolio(2)               134,948                        134,948
     U.S. 6-10 Small Company Series(2)                   19,666(4)                      17,166
     GFL Advantage Fund Limited                         579,221(3)                     579,221(3)
     Paresco, Inc.                                      200,000(4)                     200,000(4)
     Silverton International Fund Ltd.                  400,000(5)                     400,000(5)

FORMER CPEC STOCKHOLDERS
------------------------
     W. Bruce Bercovich                                  22,554                         22,554
     Arthur M. Feldman                                   31,576                         31,576
     Robert Ginsburg                                    226,773(6)                     225,543(6)
     Phillip Goodman                                     22,554                         22,554
     Michael Juliano                                     25,627                         25,627
     Milton Levin                                       112,772                        112,772
     Wayne Minobe                                         4,510                          4,510
     Maje Benjamin Perryman                               9,020                          9,020
     Jonathan David Port                                  4,510                          4,510
     David Profitt                                        4,510                          4,510
     Randy P. Rasmussen                                   4,510                          4,510
     Mary V. Reynolds                                     9,020                          9,020
     Cornelis Van Breemen                                15,788                         15,788
     Maud Van Breemen                                    15,788                         15,788
     Pauline Zera                                         4,510                          4,510

SUBSIDIARY PRIVATE PLACEMENT WARRANT SHARES(7)
----------------------------------------------
     Delbert Allen Jr. & Pat Allen,
           JTWROS                                         5,000                          5,000
     Jerome V. Ansel                                     62,800                         25,000
     Bershad Investment Group, L.P.                       5,000                          5,000
     Benjamin Bollag                                      5,000                          5,000
     Michael Cantor                                       5,000                          5,000
     Jose F. Colon                                        1,250                          1,250
     Robert J. Conrads                                    2,500                          2,500



A:\0043541.03
                                      -19-

                                           AMOUNT
                                      BENEFICIALLY OWNED            AMOUNT
SELLING SECURITYHOLDERS               PRIOR TO OFFERING         BEING OFFERED
-----------------------              --------------------      ---------------

                                                 CLASS B                CLASS B
                                      SHARES    WARRANTS      SHARES    WARRANTS
                                      ------    --------      ------    --------

F&T Planning Centers, Inc.             5,000                   5,000
Robert A. Foisie                       7,500                   7,500
Sandy Frank                            2,500                   2,500
Marc Gelman                           21,500                  10,000
Mildred Goldberger                     1,250                   1,250
Robert P. Gordon                       2,500                   2,500
Jeffrey S. Gutfreund                   3,750                   3,750
Andrew Holder                          1,250                   1,250
James Katz, M.D.                         625                     625
Donald R. Kendall, Jr. &
     Diane S. Kendall JTWROS           1,250                   1,250
Keys Foundation                       25,000                  25,000
Momentum Enterprises Inc.
     Money Purchase Trust              2,500                   2,500
M&G Equities                          10,000                  10,000
David H. Meyrowitz                     1,250                   1,250
Palmetto Partners, Ltd.                5,000                   5,000
Thomas L. Parks &
     Easter C. Parks, JTWROS           1,250                   1,250
Gordon Rausser                         2,500                   2,500
Marc Roberts &
    Ron Cantor, Esq.,
    Tenants in Common                  1,250                   1,250
Elaine Rubin                          12,500                  12,500
M.D. Sabbah                           25,000                  25,000
Roslyn Seftel                          1,250                   1,250
E. Donald Shapiro                      9,250                   1,250
J.F. Shea Co., Inc. as
    Nominee 1995-3                     7,500                   7,500
Eugene Silverman                       1,250                   1,250
Celia Sirotkin                         1,250                   1,250
Martin Sirotkin                        1,250                   1,250
Gary J. Strauss                        1,250                   1,250
Sidney Todres                          5,000                   5,000
Melvyn I. Weiss                       12,500                  12,500
Frederick Winston                      2,500                   2,500
James D. Wolfensohn                    5,000                   5,000


A:\0043541.03
                                      -20-

                                                      AMOUNT
                                                 BENEFICIALLY OWNED                  AMOUNT
SELLING SECURITYHOLDERS                             PRIOR TO OFFERING             BEING OFFERED
-----------------------                        ------------------------         -----------------
                                                               CLASS B                       CLASS B
                                                  SHARES       WARRANTS          SHARES      WARRANTS
                                                  ------       --------          ------      --------

     Gary Wood                                    1,250                          1,250
     Wayne T. Young &
         Karen J. Young, JTWROS                   1,250                          1,250
     Zapco Holdings, Inc. Deferred                5,000                          5,000
         Compensation Plan Trust;
         Nancy Heinrich, Trustee

UNIT PURCHASE OPTION SECURITIES(7)(8)
-------------------------------------
     Allison Brown(9)                             2,300           600            1,800           600
     Sylvia Coakley(9)                            5,000         1,500            4,500         1,500
     Stevens R. Monte                             1,800                          1,800
     David Nachamie(9)                            7,000         1,500            4,500         1,500
     Michael Siciliano(9)                         6,000         1,500            4,500         1,500
     Kenton Wood(9)                              19,500         6,000           18,000         6,000

PLACEMENT AGENT AND OTHER WARRANT SHARES (7)
--------------------------------------------
     Mark Abeshouse(9)                              125                            125
     Axion Research Foundation                   20,000                         20,000
     Linda N. Capello                             6,480                          6,480
     Gerard K. Capello                            4,320                          4,320
     Lawrence K. Fleischman                       5,200                          5,200
     Scott Katzmann(9)                            1,906                          1,906
     Peter Kash(9)                              109,594(10)                     76,344
     Martin Kratchmann(9)                           375                            375
     Richard Maio(9)                              1,750                          1,250
     Timothy McInerny(9)                         25,000                         25,000
     Wayne L. Rubin(9)                              818                            818
     Michael S. Weiss(9)                          1,636                          1,636

OTHER STOCKHOLDERS
------------------
     Elan International Services Ltd.           100,000                        100,000
     Alexander M. Haig, Jr.                      202,750(11)                   202,500
     Leon Finley                                 22,500                         22,500
     Yuichi Iwaki                                50,000                         50,000

A:\0043541.03
                                      -21-

                                             AMOUNT
                                        BENEFICIALLY OWNED         AMOUNT
SELLING SECURITYHOLDERS                 PRIOR TO OFFERING       BEING OFFERED
-----------------------                 ------------------     ---------------
                                                 CLASS B                CLASS B
                                    SHARES      WARRANTS      SHARES    WARRANTS
                                    ------      --------      ------    --------

Peter Kash(9)                      109,594(10)                52,000
Donna Lozito(9)                      3,000                     3,000
Francine Tarnowsky(9)                3,000                     3,000
Egon Zehnder International, Inc.    20,000                    10,000
---------------

(1) Includes 62,500 Shares underlying warrants but excludes an aggregate of 97,900 Shares owned by affiliated entities as of February 6, 1996. The Shares owned directly and by affiliated entities represent an aggregate of approximately 1.2% of the outstanding Common Stock.

(2) Each stockholder is a fund managed by Dimensional Fund Advisors, Inc. ("DFA"). DFA also has the power to vote and dispose of 8,100 shares held by another fund and the power to dispose of, but not vote, an aggregate of 12,000 shares owned by two investors (none of which shares are offered hereby). The aggregate percentage of outstanding shares of Common Stock which may be beneficially owned by DFA is approximately 2%.

(3)      Represents approximately 1.6% of the outstanding Common Stock.

(4) Such stockholder has agreed not to sell any Shares prior to May 23, 1996.

(5) Represents approximately 1.2% of the outstanding Common Stock. Such stockholder has agreed not to sell any Shares prior to March 31, 1996.

(6) Includes 117,282 Shares owned and being offered by Savacor Trust, of which Mr. Ginsburg is Trustee.

(7) The amount owned prior to the offering includes Shares outstanding and Shares issuable upon exercise of warrants; the amount being offered represents only Shares issuable upon exercise of warrants.

(8) For each person listed under "Unit Purchase Option Securities" other than Mr. Monte, the number of Shares owned prior to the Offering and the number of Shares being offered includes the Shares issuable upon exercise of the Class B Warrants owned by such individual. Each individual other than Mr. Monte is registering for resale their Class B Warrants and the Shares issuable upon exercise of their Class B Warrants. Accordingly,


A:\0043541.03
         they may either sell the Class B Warrants or exercise the Class B Warrants and sell the Shares issued upon such exercise, or a combination of these methods.

(9)      Each individual is an employee of Paramount or Blair.

(10) Excludes 18,750 Shares issuable upon exercise of warrants not exercisable within 60 days.

(11) Includes 250 Shares issuable upon exercise of options exercisable within 60 days but excludes 1,750 Shares issuable upon exercise of options not exercisable within 60 days.



A:\0043541.03
                                      -23-

                              PLAN OF DISTRIBUTION

         The Company has been advised that the Selling Securityholders may sell Shares or the Class B Warrants from time to time in transactions on the Nasdaq National Market or on other exchanges on which the Shares and/or Class B Warrants may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, or through other means. Sales may be effected at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Selling Securityholders may effect such transactions by selling the Shares or Class B Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares or Class B Warrants for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Securityholders and any broker-dealers or agents who participate in the distribution of Shares or Class B Warrants hereunder may be deemed to be "underwriters" as that term is defined in the Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Act.

         The Company has agreed to pay the expenses of registration in connection with this Offering and to indemnify certain of the Selling Securityholders against certain liabilities, including certain liabilities under the Act.

         At the time a particular offer of Shares or Class B Warrants is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares or Class B Warrants being offered and the terms of the offering.

         The Selling Securityholders are not restricted as to the price or prices at which they may sell their Shares or Class B Warrants. Sales of Shares or Class B Warrants may depress the market price of the Company's Common Stock or Class B Warrants. The Selling Securityholders are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares or Class B Warrants by the Selling Securityholders.

         In order to comply with certain states' securities laws, if applicable, the Shares or Class B Warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares or Class B Warrants may not be sold unless the Shares or Class B Warrants have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.


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                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 60,000,000 shares of Common Stock, $.001 par value. At March 14, 1996, there were 35,389,961 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote at all meetings of shareholders for each share held by them. Common Stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Subject to the rights of holders of Preferred Stock, if any, upon liquidation, all such holders are entitled to participate pro rata in the assets of the Company available for distribution. All of the outstanding shares of Common Stock are, and the shares to be issued hereby will be, when issued, fully paid and nonassessable.

CLASS B WARRANTS

         The Class B Warrants were issued pursuant to a warrant agreement (the "Warrant Agreement") among the Company, Blair and American Stock Transfer & Trust Company, the warrant agent and, with respect to the Class B Warrants offered hereby, Unit Purchase Options issued to Blair's designees in connection with the Company's initial public offering.

         At March 14, 1996, the Company had 1,855,557 Class B Warrants outstanding including the Class B Warrants offered hereby. Each Class B Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $4.75 subject to adjustment, at any time after the date of issuance until the close of business on March 15, 1996, subject to earlier redemption as follows: If the average of the closing prices of the Common Stock exceeds $5.50 for any period of 20 consecutive business days, then upon at least 30 days' prior written notice, given within 15 days, the Company will be able to call all (but not less than all) of the Class B Warrants for redemption at a price of $.05 per Class B Warrant. The Class B Warrants underlying the Unit Purchase Options (including the Class A Warrants) are not subject to redemption.

         The exercise prices of the Class B Warrants were determined by negotiation between the Company and Blair. The exercise price of the Class B Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon exercise of the Class B Warrants are subject to adjustment in certain circumstances.

         The Class B Warrants do not confer upon the holder any voting or any other rights of a shareholder of the Company. Upon notice to the Class B Warrantholders, the Company has the right to reduce the exercise price or extend the expiration date of the Class B Warrants. Although this right is intended to benefit Class B Warrantholders to the extent the Company exercises this right when the Class B Warrants would otherwise be exercisable at a price higher than the prevailing market price of the Common Stock, the likelihood of exercise, and resultant


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increase in the number of shares outstanding, may result in making more costly or impeding a change in control in the Company.

         The Class B Warrants may be exercised upon surrender of the Class B Warrant certificate on or prior to the respective expiration date (or earlier redemption date) of such Class B Warrants at the offices of American Stock Transfer & Trust Company (the "Warrant Agent"), with the form of "Election to Purchase" on the reverse side of the Class B Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check payable to the order of the Class B Warrant Agent) for the number of Class B Warrants being exercised.

TRANSFER AGENT AND WARRANT AGENT

         American Stock Transfer & Trust Company, 40 Wall Street, New York, New York, 10005 serves as transfer and warrant agent for the Common Stock and Class B Warrants.

PREFERRED STOCK

         The Certificate of Incorporation of the Company authorizes the issuance of 5,000,000 shares of Preferred Stock. The Board of Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. To the extent shares of Preferred Stock with voting rights are issued, such issuance affects the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares entitled to vote and, if applicable, by the creation of class or series voting rights. In addition, while the issuance of Preferred Stock can provide flexibility in connection with acquisitions and other corporate purposes, any issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Other than the Series B and Series C Preferred Stock issued and additional shares of preferred stock which may be issued to AHP, the Company has no agreements or arrangements to issue any shares of Preferred Stock or to establish or designate any series of Preferred Stock.

         In November 1992, the Company sold 239,425 shares of Series B Preferred Stock to AHP pursuant to the Sublicense Agreements for an aggregate purchase price of $3,000,000. In June 1993, the Company sold 5,000 shares of Series C Preferred Stock to AHP for an aggregate purchase price of $500,000. Holders of the Series B and Series C Preferred Stock are entitled to vote on all matters submitted to a vote of stockholders generally, other than the election of directors, holding the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is then convertible. The shares of Series B Preferred Stock and the Series C Preferred Stock are convertible into an aggregate of 622,221 shares of Common Stock, subject to further adjustment. Holders of the Series B and Series C Preferred Stock are entitled


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to receive out of funds legally available therefor, mandatory dividends of
$.1253 and $1.00 per share, respectively, payable at the election of the Company in cash or Common Stock. Such dividends are payable annually on April 1 of each year, accrue on a daily basis and are cumulative. In the event of any liquidation, distribution or sale of all or substantially all of the assets, dissolution or winding up of the Company, the holders of Series B and Series C Preferred Stock shall be entitled to receive a preference of $12.53 and $100 per share, respectively, plus cumulated and unpaid dividends, over the holders of Common Shares and any other shares, other than any other series of Preferred Stock which may be issued to AHP under the Agreement which rank on a parity with the Series B and C Preferred Stock.

         The Equity Agreement provides for the potential sale to AHP of up to $3,500,000 (35,000 shares) of Series D or E Preferred Stock ( the "Additional Series"), depending upon whether and when specified milestones are achieved. Each of the Additional Series will contain terms substantially similar to those of the Series C Preferred Stock except that each share of any Additional Series will be convertible into the number of shares of Common Stock obtained by dividing $100 by the then conversion price. The initial conversion price for the Series D and Series E Preferred Stock will be 150% of the market price of the Common Stock for 10 days preceding the effectiveness of the NDA or descheduling of dexfenfluramine, respectively, subject to the antidilution adjustments. Holders of the Additional Series are entitled to dividends of $1.00 per share and a liquidation preference of $100 per share on the terms described above.

         Until the date AHP ceases to be the registered holder of all of the outstanding Preferred Stock of at least one series, the Company will not, without the approval of the majority of the outstanding shares of all series of Preferred Stock issued to AHP, (i) issue shares of stock having a preference or, except shares issued to AHP, ranking pari passu with the outstanding series;
(ii) reclassify any shares of stock to shares having a preference over any such series; (iii) make any amendment to its Certificate of Incorporation or by-laws adversely affecting the rights of holders of such series; (iv) merge or consolidate with any entity or sell or otherwise dispose of all or substantially all of its assets or liquidate, dissolve, recapitalize or reorganize; (v) repurchase or redeem any shares of its Common Stock; (vi) pay dividends or make any other distribution on any Common Stock, except a distribution payable entirely in Common Stock, unless at the same time, a payment is made to the holder of such series equal to the amount the holder would have been entitled to had such holder converted its Series B and Series C Preferred Stock into Common Stock; or (vii) guarantee any indebtedness of any third party, except a subsidiary.

BUSINESS COMBINATION PROVISIONS

         The Business Combination provision contained in Section 203 of Delaware's General Corporation Law ("Section 203") defines an interested shareholder as any person that (i) owns, directly or indirectly 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and the associates of such person. Under Section 203, a resident domestic corporation may not


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engage in any business combination with any interested shareholder for a period of three years following the date such shareholder became an interested shareholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for determining the number of shares outstanding (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by at least 66% of the affirmative voting stock which is not owned by the interested shareholder. The Company did not "elect-out" of the statute and, therefore, the restrictions imposed by Section 203 apply to the Company.

REGISTRATION RIGHTS

         Substantially all of the Shares offered hereby had certain demand and piggy-back registration rights. In addition to these registration rights, one stockholder of the Company has demand and piggy-back registration rights relating to a minimum of 1,000,000 shares of Common Stock commencing in June 1996, one stockholder of the Company has demand and piggy-back registration rights, which have been waived in connection with this offering, relating to 622,221 shares of Common Stock, holders of shares of Common Stock to be issued in each of November 1996 and 1997 with a market value of $1,200,000 at the time of each issuance have registration rights in January 1997 and 1998 relating to the resale of those shares and, in the event up to a maximum of 2,181,638 shares of Common Stock are issued in June 1998 pursuant to Put Protection Rights issued in connection with certain financings of Subsidiaries, holders of such shares will have registration rights at that time.

SHARES ELIGIBLE FOR FUTURE SALE

         At March 14, 1996, the Company had 35,362,961 shares of Common Stock outstanding. Of these shares, and excluding the shares offered hereby, approximately 17,000,000 are owned by affiliates of the Company or are "restricted securities" within the meaning of Rule and are or will be eligible for sale under Rule 144.

         In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least two years that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an


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affiliate and has beneficially owned such shares for at least three years is entitled to sell such shares without regard to the volume of other resale requirements.

         The Company also has registration statements on Form S-8 relating to its Stock Option Plans and Stock Purchase Plan in order to permit holders of options issued pursuant to the Plans, other than affiliates of the Company, to sell, without restriction, shares of Common Stock issued upon exercise of options.

                                  LEGAL MATTERS

         The validity of the securities offered hereby have been passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New York, New York. Certain members of Bachner, Tally, Polevoy & Misher LLP, including the secretary of the Company, own approximately 19,000 shares of Common Stock of the Company.


                                     EXPERTS

         The consolidated balance sheets as of September 30, 1995 and 1994 and the consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1995, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.


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         No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering herein contained, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the dates as of which information is furnished herein or since the date hereof.



                                TABLE OF CONTENTS

                                                                       PAGE

Available Information....................................................2
Incorporation of Certain Documents by Reference..........................2
Prospectus Summary.......................................................4
Risk Factors.............................................................7
Use of Proceeds.........................................................16
Selling Securityholders.................................................17
Plan of Distribution....................................................24
Description of Securities...............................................25
Legal Matters...........................................................29
Experts.................................................................29





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